

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 8, 2007

Via U.S. Mail and Fax (281) 538-4730

Mr. David Micek, President and Chief Executive Officer
Eagle Broadband, Inc.
101 Courageous Drive
League City, TX 77573

      RE: Eagle Broadband, Inc.
             Form 10-K for the year August 31, 2006
             Filed on November 20, 2006
             File no. 1-15649

Dear Mr. Micek:

      We have completed our review of the above filing, and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director